                                                             Exhibit 99(a)(2)(c)



                                [TLCS Letterhead]


October 29, 2001


Dear Stockholder:

         We are pleased to inform you that on October 18, 2001, Tender Loving Care Health Care Services, Inc. entered into an Agreement and Plan of Merger and Reorganization with e-MedSoft.com and TLC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of e-MedSoft.com, providing for the acquisition of Tender Loving Care Health Care Services, Inc. TLC Acquisition Corporation has commenced a tender offer under the agreement to purchase all of the outstanding shares of Tender Loving Care Health Care Services, Inc.'s common stock for $1.00 per share, net to the seller, in cash. The tender offer is conditioned upon, among other things, at least a majority of Tender Loving Care Health Care Services, Inc.'s shares being tendered and not withdrawn. The tender offer will be followed by a merger in which each share of Tender Loving Care Health Care Services, Inc.'s common stock not purchased in the tender offer will be converted into the right to receive $1.00 per share in cash.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF TENDER LOVING CARE HEALTH CARE SERVICES, INC. AND ITS STOCKHOLDERS, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (3) RECOMMENDED THAT TENDER LOVING CARE HEALTH CARE SERVICES INC.'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF TENDER LOVING CARE HEALTH CARE SERVICES, INC. COMMON STOCK PURSUANT TO THE OFFER.

         In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Cain Brothers & Company, LLC that, in such firm's opinion, as of the date thereof, the consideration to be received by the holders of shares of our common stock, pursuant to the tender offer and merger, is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Cain Brothers & Company, LLC in rendering its opinion, can be found in Annex 1 to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

         Also enclosed are the Offer to Purchase by TLC Acquisition Corporation, dated October 29, 2001, and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.


                                   Stephen Savitsky
                                   Chairman of the Board and CEO
                                   Tender Loving Care Health Care Services, Inc.